The Estée Lauder Companies Inc.

767 Fifth Avenue

New York, NY 10153

February 17, 2009

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

RE:	The Estée Lauder Companies Inc.
Form 10-K for the fiscal year ended June 30, 2008
File No. 001-14064

Dear Mr. Decker:

This letter sets forth the responses of The Estée Lauder Companies Inc. (the “Company” or “we” or “our”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated January 23, 2009.  The Company’s responses set forth below correspond to the comments as numbered in the staff’s letter.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2008

General

1.                                       Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings.

Company Response:

We note the instructions regarding future filings.  Our proposed disclosures set forth in this letter are subject to change based on the facts and circumstances at the time we make future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 20

2.                                       Please consider providing better insight into your accounting for goodwill and intangible assets by disclosing the following:

•                  The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•                  Please expand your disclosures to include sufficient information to enable a reader to understand how you use industry accepted valuation models, management established criteria and third party valuation specialists differently to develop the assumptions and estimates you use to determine fair value of each reporting unit, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful in preparing the goodwill impairment analyses;

•                  How you weight each of the methods, if applicable, used including the basis for that weighting;

•                  A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•                  If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Company Response:

In response to the first point, the level at which we test goodwill for impairment is one level below our operating segments and consists of our reporting units that principally represent businesses we acquired.  In accordance with SFAS No. 142 paragraph 30, we identify our reporting units by assessing whether the components of our operating segments constitute businesses for which discrete financial information is available and management of each reporting unit regularly reviews the operating results of those components.

In response to the second point, we estimated the fair value of our reporting units by applying information available at the time of our most recent valuation to industry accepted models using an income and market approach.  The income approach uses a discounted cash flow (“DCF”) model, which calculates the expected net present value of future cash flow from operations of the reporting unit being tested.  The market approach utilizes a “Guideline Company” method, which creates valuation multiples derived from operating data of selected comparable publicly-traded companies, and then applies those multiples to the operating performance of the reporting unit being tested.  The benefit of using two different approaches is the determination of reporting unit value based on forecasted results (under the income approach), which can be compared and contrasted to a value based on current operating results (under the market approach).

We evaluate the inputs used in these valuation models based upon our knowledge and understanding of our business as well as global economic conditions, industry specific conditions including competition, interest rates and various other financial and economic indicators.  These assumptions are discussed at various levels of management and with third party valuation specialists who are knowledgeable with regard to these factors.

For companies providing a product or service, the income and market approaches would generally provide the most reliable indications of fair value because fair value of such companies is more dependent on their ability to generate earnings than on the value of the assets used in the production process.

In response to the third point, we believe that the income and market approaches are equally relevant to the determination of reporting unit fair value and therefore we assigned each equal weight of 50%.  For one reporting unit we assigned 100% weight to the income approach as we determined that the market approach would not be meaningful as a result of negative margins in fiscal 2008 and projected for fiscal 2009.  Negative margins were anticipated and reflected in the computation of discounted cash flows under the income approach.

In response to the fourth point, the key assumptions we used in the income approach included revenue growth rates and profit margins based on internal forecasts, terminal growth rate and estimated weighted-average cost of capital based on market participants.  The compound annual growth rate of sales for the first five years of our projections ranged between 10% and 21% with the higher growth rates in those reporting units that start with the smallest base in fiscal 2008.  Growth in the corresponding earnings before interest and taxes ranged from 10% to 31% for reporting units with positive earnings in fiscal 2008.  One reporting unit incurred a loss in fiscal 2008 and is expected to be profitable beginning in fiscal 2010.  The terminal growth rates were projected at 3% after five years, which reflects our estimate of long term market and gross domestic product growth.  Future changes in these estimates and assumptions could materially affect the results of our reviews for impairment of goodwill.  However, a decrease of 100 basis points in our terminal growth rate or an increase of 100 basis points in our weighted-average cost of capital would still result in a fair value calculation exceeding our book value by a substantial margin for each of our reporting units.

The key assumptions we used in the market approach represent operating multiples (as discussed above) and are derived from comparable publicly traded companies with similar operating and investment characteristics as the reporting units.  The range of market multiples used was from 2 to 3 times trailing-twelve-month sales and 11 to 14 times trailing-twelve-month earnings before interest, taxes and depreciation and amortization.

In response to the fifth point, when we perform our fiscal 2009 annual valuation analysis, or sooner if circumstances warrant, we will provide the reader with updates on any changes to our methodologies and assumptions in our critical accounting policies.

Disclosure Considerations - In our Annual Report on Form 10-K for the fiscal year ending June 30, 2009, we will disclose additional information regarding our critical accounting policies and subjective critical estimates related to goodwill and other intangible assets by incorporating all, or part, of the foregoing explanations.  In doing so, we will continue to evaluate our methods, estimates and assumptions, including but not limited to, our valuation approaches and the related weighting of these approaches, the key assumptions used in these approaches and the sensitivity of estimates that are reasonably likely to be subject to change.  Accordingly, we will disclose changes in our estimates, assumptions and methodologies that we deem to be most critical or sensitive at the time of reporting.

3.                                       Your segment information provided on page F-41 indicates that your Hair Care segment has experienced a significant decrease in operating income during fiscal 2008 and based on the disclosures on page 18 of your Form 10-Q for the period ended September 30, 2008 this trend continued into the first quarter of fiscal 2009.  We also note that your Fragrance segment experienced operating losses of $5.5 million during the first quarter of fiscal 2009.  Please clearly disclose your consideration of these trends in your impairment tests.

Company Response:

We acknowledge that the operating results in our hair care and fragrance product categories for the periods noted above may suggest potential special consideration in our impairment tests, however, we believe such results are more indicative of seasonal fluctuations and/or the occurrence of isolated activities.

In fiscal 2008, hair care operating results reflected investments designed to support our short and long-term growth in this category through new points of distribution and strategic acquisitions.  Hair care operating results have historically trended lower during our first fiscal quarter.  For the three months ended September 30, 2008, hair care operating results reflected additional investments related to acquired businesses, as well as lower results from the conclusion of a hotel amenities program in the fiscal 2008 third quarter.  Since receiving your comment letter, we have filed our Quarterly Report on Form 10-Q for the period ended December 31, 2008, where we reported an overall increase of $8.0 million in hair care operating income as compared with the three months ended December 31, 2007.  This increase reflected a favorable comparison due to the anniversary of the charges stemming from the investments made in the prior-year period.

The $5.5 million fragrance operating loss for the three months ended September 30, 2008 is comparable to the $5.0 million operating loss for the three months ended September 30, 2007.  For the three months ended December 31, 2008, we generated fragrance operating income of $13.5 million, or an increase of $19.0 million as compared with the three months ended September 30, 2008.

Accordingly, we believe our operating results for the hair care and fragrance product categories are not indicative of a trend in operating performance that would have warranted immediate consideration of the need to perform an impairment test.

We will continue to monitor the impact of the global financial crisis on our impairment tests.  As part of an update to “Critical Accounting Policies” in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 31 of our Quarterly Report on Form 10-Q for the period ended December 31, 2008, we provided expanded discussion of such consideration as follows:

Goodwill and Other Intangible Assets

We believe the recent decline in our stock price, which impacts market capitalization, primarily reflects the reaction of the equity markets to the recessionary economy, rather than a fundamental change in our business operations.  In light of the recent decline in our stock price, we reviewed the impact of the aggregate change in market capitalization on the fair value of our reporting units with goodwill and concluded that each such unit continued to have fair value in excess of carrying value.  Our reporting units are components of our operating segments.  As the duration and magnitude of the volatility of the current economic conditions remain uncertain, we will continue to monitor and evaluate the potential impact on our business and perform interim impairment testing if triggering events arise prior to our annual impairment testing in the fourth quarter of our current fiscal year.  Accordingly, it is possible that we would recognize an impairment charge in the future with respect to goodwill and/or other intangible assets.

Liquidity and Capital Resources, page 32

4.             Please disclose the extent to which current market conditions have impacted your ability to issue commercial paper on terms satisfactory to you.  If current market conditions have negatively impacted your ability to issue commercial paper, please disclose the alternative liquidity sources you plan to use to support your business operations.

Company Response:

We have considered the potential impact of current market conditions on our ability to issue commercial paper as well as alternative sources of liquidity.  Based upon your comment, we have added the following overview discussion to “Financial Condition — Liquidity and Capital Resources” in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 27 of our recently filed Quarterly Report on Form 10-Q for the period ended December 31, 2008:

Overview

Our principal sources of funds historically have been cash flows from operations, borrowings pursuant to our commercial paper program, borrowings from the issuance of long-term debt and committed and uncommitted credit lines provided by banks and other lenders in the United States and abroad.  At December 31, 2008, we had cash and cash equivalents of $728.9 million compared with $401.7 million at June 30, 2008.

Our business is seasonal in nature and, accordingly, our working capital needs vary.  From time to time, we may enter into investing and financing transactions that require additional funding.  To the extent that these needs exceed cash from operations, we could, subject to market conditions, issue commercial paper, issue long-term debt securities or borrow under our revolving credit facilities.

During fiscal 2009, we have been able to issue commercial paper in amounts and with terms that we deem acceptable.  We do not anticipate protracted difficulties in securing this form of working capital financing.  However, in order to maintain sufficient cash reserves over a longer period of time, in light of the current macroeconomic conditions, and the real or perceived lack of available credit, we issued $300.0 million of 7.75% Senior Notes due November 1, 2013 during the second quarter of fiscal 2009.  The net proceeds were used to repay then-outstanding commercial paper balances upon their maturity.

Based on past performance and current expectations, we believe that cash on hand, cash generated from operations, available credit lines and access to credit markets will be adequate to support currently planned business operations, information systems enhancements, capital expenditures, potential stock repurchases, commitments and other contractual obligations on both a near-term and long-term basis.

The effects of inflation have not been significant to our overall operating results in recent years.  Generally, we have been able to introduce new products at higher selling prices or increase selling prices sufficiently to offset cost increases, which have been moderate.

5.             Please expand MD&A to discuss the impact market conditions have had on plan assumptions and the net periodic benefit cost, as well as the expected impact on future operations from a decrease in plan assets, change in expected return and amortization of actuarial loss.  Discuss other significant factors, such as the discount rate assumption and plan settlements.  Discuss the impact on your financial position from changes in the fair value of plan assets and actuarial gains or losses.  Discuss funding requirements relative to your accumulated benefit obligation and the implications of current and future liquidity from potential incremental cash payments to maintain funding requirements.

Company Response:

In light of the recent global financial crisis and in response to your comment, we provided expanded disclosures as an update to “Critical Accounting Policies” in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 31 of our recently filed Quarterly Report on Form 10-Q for the period ended December 31, 2008 as shown below:

Pension and Other Post-retirement Benefit Costs

While the recent adverse market conditions have reduced the asset values of our most significant qualified defined benefit pension plans, they remain adequately funded according to our latest estimates.  Currently, there are no required minimum contributions for fiscal 2009 for the U.S. qualified plan, and all other plans are being funded as required.  We have reduced discretionary funding in certain plans over the remainder of fiscal 2009, while maintaining appropriate funding levels.  Among other factors, the decline in asset values will be recognized in the calculation of future net periodic benefit cost and may result in an increase in future periods.

As part of our annual valuation process in connection with the preparation of our Annual Report on Form 10-K for the fiscal year ending June 30, 2009, we will consult with our actuarial advisors on the estimates and assumptions used to value our pension and post-retirement plan assets and liabilities based on current market conditions and expectations of future costs.

As part of our annual disclosure of critical accounting policies, we provide information specific to the derivation of our key assumptions, a sensitivity analysis with regard to the impact of changes in discount rates and the expected level of return on assets on pension expense and an explanation of any significant departure of actual results from those that were expected.  We will continue to maintain and update such disclosures in our Annual Report on Form 10-K for the fiscal year ending June 30, 2009.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-6

6.             Please revise to present amount of goodwill separate from intangible assets on the face of your balance as of each period presented.  Please refer to paragraphs 42 and 43 of SFAS 142.

Company Response:

Beginning with our Quarterly Report on Form 10-Q for the period ended December 31, 2008, we have revised our Consolidated Balance Sheets to present Goodwill separate from Other intangible assets, net for each period presented.

Note 11 — Debt, page F-23

7.             You disclose on page F-24 that your credit facility contains various covenants, including one financial covenant defined as the interest expense coverage ratio.  Please revise to disclose here or elsewhere in the filing the actual interest expense coverage ratio as of each reporting date.  This will allow readers to understand how much cushion there is between the required ratio and the actual ratio.  Please also consider showing the specific computation used to arrive at the actual interest expense coverage ratio with corresponding reconciliations to US GAAP amounts, if necessary.  Please also tell us and revise your filing to disclose the existence of any cross default provisions whereby an event of default on one debt agreement could trigger an event of default on another debt agreement, resulting in an acceleration of the maturity date of the second debt agreement absent a waiver.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Company Response:

In previous filings, we have considered the guidance in Section IV.C of the SEC Interpretive Release No. 33-8350.  In such periods, there was no debt outstanding under our $750.0 million senior unsecured revolving credit facility.  The financial covenant of this facility requires an interest expense coverage ratio of greater than 3:1, which was met by a substantial margin.  At June 30, 2008 our actual interest coverage ratio was 16:1 and accordingly, we concluded that further discussion was not required at that time as the likelihood of default was considered to be remote.  This same facility also contains a cross-default provision whereby a failure to pay (after grace periods) other material financial obligations in excess of $50.0 million, absent a waiver from the lenders, would result in an event of default under this facility and the acceleration of the maturity of any outstanding debt under this facility.  As the facility remains undrawn and in view of our financial condition, we believe a reader had sufficient information with regard to our access to this credit facility.  None of our other facilities contain cross-default provisions.

Based upon your comment, we provided expanded disclosures in “Financial Condition” as part of Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 28 of our recently filed Quarterly Report on Form 10-Q for the period ended December 31, 2008 as shown below, with the new section marked in italics:

“As of December 31, 2008, we were in compliance with all related financial and other restrictive covenants, including limitations on indebtedness and liens, and expect continued compliance.”

In addition, for our upcoming Annual Report on Form 10-K for the fiscal year ending June 30, 2009, we will include in our “Financial Condition - Liquidity and Capital Resources” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations and in the debt footnote to the financial statements, the actual interest coverage ratio as well as an explanation of the cross-default provision for this facility.

****

The Company acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (212) 572-4429.  My fax number is (212) 572-6787.

Very truly yours,

/s/ Richard W. Kunes

Richard W. Kunes
Executive Vice President and
Chief Financial Officer

cc:           Lisa Haynes